Contact

www.linkedin.com/in/
davidgmandell (LinkedIn)
www.venturevoodoo.com/
(Company)
mandell.medium.com (Blog)

Top Skills

Corporate Communications
Messaging
Entrepreneurship

David Mandell

Co-Founder, Managing Director, Massive
Boulder, Colorado, United States

Summary

Co-founder, Managing Partner, Massive - Experienced and
empathetic capital for and from founders.
Partner, The Fund Rockies
Managing Partner, VentureVoodoo Partners - Helping CEOs get
better at what they do every day.
Co-founder, CEO, PivotDesk - Finding room for growing businesses.
Co-founder, VP Marketing, OneRiot (Previously Me.dium).
EIR, Techstars
CEO, Ignighter (currently StepOut)
MD, Global Comms, Deloitte Consulting
EVP, GM, Cohn & Wolfe (Now BCW)

Experience

Massive
Co-Founder, Managing Director
January 2020 - Present (3 years 4 months)
Boulder, Colorado, United States

Experienced and empathetic capital for founders, by founders.

The Fund
Partner
September 2020 - Present (2 years 8 months)
Boulder, Colorado, United States

The Fund is a first-of-its-kind venture fund, fueled by a community of brilliant
founders & operators

VentureVoodoo Partners, Inc
Managing Director
June 2001 - Present (21 years 11 months)
Boulder, CO

VentureVoodoo helps early- and mid-stage CEOs deal with the overwhelming
decisions involved in running and growing companies.

Blue Sky Bridge
Board Member
July 2019 - Present (3 years 10 months)

Founder Fights
Co-Founder
April 2016 - Present (7 years 1 month)
Boulder, CO

Founders use their talents and drive to create things people never dreamed could exist.
But the struggle is real and sometimes you just need to hit something.

Founder Fights is an ongoing event where fellow Founders reach within the depths of themselves to
apply the skill and determination it takes to step in the boxing ring all for the sake of raising money for a charity close to their hearts.

Techstars
16 years 4 months

Mentor
January 2007 - Present (16 years 4 months)

Entrepreneur in Residence
June 2017 - October 2018 (1 year 5 months)
Boulder, CO

Upsuite
Board Member
April 2019 - July 2021 (2 years 4 months)
Denver, Colorado

PivotDesk
Co-Founder, CEO
April 2012 - March 2017 (5 years)
Boulder, CO

PivotDesk helps startups and small businesses find affordable, flexible room to grow their business and helps businesses with existing leases rethink the way they manage their office space.

Ignighter
CEO

October 2009 - April 2010 (7 months)

OneRiot
Founder, VP Marketing
March 2006 - October 2008 (2 years 8 months)
Boulder, CO

Deloitte Consulting
Managing Director, Global Communications
April 1997 - December 1999 (2 years 9 months)

Manage Brand and Marketing Comunications for Global Consulting
Organization

Cohn & Wolfe
V.P. Group Manager
1994 - 1997 (3 years)

Responsible for several major practice groups, including Technology,
Professional Services and Public Affairs.

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Education

Lehigh University
· (1986 - 1989)